UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Vispiri Inc DBA Cleveland Whiskey

Legal status of issuer

Form
C Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 14, 2019

Physical address of issuer
501/601 Stones Levee, Cleveland, OH 44113

Website of issuer
www.clevelandwhiskey.com

Current number of employees
8

	Most recent fiscal year-end-2023	Prior fiscal year-end-2022
Total Assets	$ 9,477,547.09	$ 4,335,675.98
Accounts Receivable	$ 294,640.52	$ 425,896.57
Short-term Debt	$ 61,983.53	$ 65,709.05
Long-term Debt	$ 8,261,668.54	$ 2,059,405.33

Revenues/Sales	$ 2,626,801.65	$ 3,477,859.68
Cost of Goods Sold	$ 1,700,252.29	$ 1,364,278.39
Taxes Paid	$ 302,031.14	$ 399,139.92
Net Income	-$ 1,076,045.26	$ 211,844.42

October 31, 2024

FORM C-AR

VISPIRI INC dba Cleveland Whiskey



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Vispiri Inc. dba Cleveland Whiskey, a Delaware Corporation, the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.clevelandwhiskey.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 31, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating

to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

VISPIRI, Inc., is a Delaware C corporation formed on February 14, 2019. On January 1, 2020, Vispiri Inc, merged with Cleveland Whiskey LLC an Ohio Limited Liability Company, which was formed on July 8, 2009. At the time of the merger, membership units of Cleveland Whiskey LLC were converted into equivalent shares of VISPIRI, Inc. The "Company" as referenced herein is Vispiri, Inc. dba Cleveland Whiskey.

The Company is located at 501/601 Stones Levee, Cleveland, OH 44113.

The Company's website is www.clevelandwhiskey.com.

The information available on or through our website is not a part of this Form C-AR.

BUSINESS

Description of the Business

We have developed a disruptive pressure aging process to dramatically accelerate the maturation and flavor profiling of distilled spirits (protected by patent 8,889,206 and proprietary/guarded trade secrets).

Business Plan

To produce and sell high quality small batch distilled spirits and complementary products.

History of the Business

The Company was founded by Tom Lix in 2009.

The Company's Products and/or Services

Distilled spirits, whiskey and bourbon produced and marketed under brands including Cleveland Black Reserve, Christmas Bourbon®, The Eighty-Seven®, Cleveland Underground™, and Magic Rabbit™.

Distribution

We primarily sell our distilled spirits products to distributors, who then sell the product to retail customers. Certain states, such as Ohio, Michigan, and West Virginia, directly control the sale of alcohol. In these states, the product is first sold to the state, which then sells the product to both wholesale and retail accounts.

Sales to distributors are followed up by aggressive sales and support including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in training and tasting events at retailers.

Competition

The Company's primary competitors are Diago (Bulleit), Brown-Foreman (Jack Daniels), Suntory (Maker's Mark, Jim Beam' Knob Creek), Campari (Wild Turkey) and a string of craft distilleries including Watershed, Middle West, Koval and others.

Supply Chain and Customer Base

The principal raw materials used in manufacturing and packaging our distilled spirits are water, corn, rye, malted barley, sugar, glass, cardboard cartons, labels, and woods for finishing. We believe that our relationships with our vendors are good. Currently, none of these raw materials is in short supply, but shortages could occur. From time to time, our agricultural ingredients could be adversely affected by weather and other forces that might constrain supply, such as price fluctuations as a result of tariffs imposed by the United States or other countries.

Intellectual Property and Research and Development

The Company's intellectual property includes patents, trademarks and closely guarded trade secrets and process know-how. The company maintains an active product and process development program.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
501/601 Stones Levee, Cleveland, Oho 44113	Own	Distillery, production, customer engagement and office space

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations relating to the production, sale and consumption of alcohol.

Expenditures for compliance with federal, state and local environmental laws and regulations are consistent from year to year and are not material to the Company.

Litigation

None.

Other

The Company's principal address is 501/601 Stones Levee, Cleveland, OH 44113.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional new expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers to produce our products. Our ability to create our products may be adversely affected if suppliers do not provide the agreed-upon supplies in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire such items do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kevin L. Cash, Tom Lix, and Don Coffey. The loss of Kevin L. Cash, Tom Lix, Don Coffey or any additional member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trade secrets in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have key man life insurance policies on all key personnel.

The Company is dependent on Tom Lix in order to conduct its operations and execute its business plan. The Company has purchased a Key Man insurance policy on him in the event of his death or disability. If Tom Lix dies or becomes disabled; the Company will receive compensation to assist with his absence. The company however does not have key insurance on all key staff

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no

assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are heavily dependent on our distributors.

We sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as liquor and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under some of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our distilleries, production facilities and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The imposition of tariffs by the United States and retaliatory tariffs enacted by foreign countries continue to negatively impact our business.

The cost of certain raw materials has increased as a result of import tariffs enacted by the United States government. These increased costs have, and are expected to continue to, negatively impacted our gross margins and cash flows. Additionally, the uncertainty surrounding United States tariff policies and plans, and any retaliatory tariffs placed on United States exports as a reaction to United States policy, has created a significant barrier to developing and building distributor and customer relationships in international markets.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The Directors and Officers of the Company are listed below:

Kevin L. Cash – Chairman (2016- present)

Kevin joined as a Director in 2016 and was appointed Chairman in 2023, adding financial, audit and strategic planning expertise to Cleveland Whiskey. Kevin currently serves as Chief Financial Officer for Benesch, Friedlander, Coplan & Aronoff LLP. Previously, he held roles as Chief Operating Officer for Wilson Elser LLP, Chief Financial Officer at Orrick, Herrington & Sutcliffe LLP, Chief Financial Officer at Baker & Hostetler, LLP,

and he was an Advisory Services Partner at Ernst & Young. He holds credentials as a Certified Public Accountant (CPA), a Certified Information Systems Auditor (CISA), Certified Information Security Manager (CISM) and Diplomate of the American Board of Forensic Accountants (DABFA). Kevin has also served as an Adjunct Professor of Accounting at the University of Akron Serving on the Board of Directors for Public Broadcasting Station WVIZ/PBS Ideastream® and has served on the Advisory Board for the School of Accounting at both the University of Akron and Miami University where he earned his Bachelor of Science Degree in Accountancy, specializing in Decision Sciences.

Don Coffey - Director (2019 – present)

Don Coffey is a Food Industry expert, with broad leadership experience and capabilities in research and development, marketing, and sales. Don has over 35 years' experience in the food and alcohol industries, including 22 years with the Dow Chemical Company as General Manager of the Food Cellulosic business and 6 years as Executive Vice President of Research, Development and Innovation at MGP Ingredients, a leading supplier of premium distilled spirits. Don, most recently, was the Chief Technology Officer of EDGE Ingredients,

Don received an M.S. in Food Science from the University of Massachusetts Amherst and a Ph.D. in Food Science from Michigan State University.

Laura Hudak - Director (2023 – present)

Laura Hudak is the Vice President of Finance and Administration for Team NEO, a regional development organization headquartered in Cleveland, Ohio. Laura has over 30 years' experience as an executive and consultant with Team NEO, Deloitte and Ernst & Young. Laura brings executive leadership skills and corporate development skills to the team along with key relationship to local governmental development agencies to Vispiri and Cleveland Whiskey. Laura is a Certified Public Accountant and is the Chairwoman of Holy Name High School and is a member of the Alumni Board of the Cleveland Animal Protective League.

Laura received a Bachelor of Science Degree in Accounting, Computer Science and Business Management from Kent State University.

Tom Lix – Founder, CEO, Director (2009 – present)

Serial entrepreneur Tom Lix is Cleveland Whiskey's Founder and CEO. More recently he was the Director of the Center for Entrepreneurship at Lake Erie College as well as an Associate Professor of Entrepreneurship at the same institution. He was the founder and President of application services provider Public Interactive® (acquired by Public Radio International www.pri.org) and the former President of Market Pulse, a wholly owned subsidiary of Computer Corporation of America (acquired by Rocket Software www.rocketsoftware.com). Previously he was President of Yankelovich Partners (www.thefuturescompany.com) where he consulted for leading food, hospitality and entertainment companies including Proctor & Gamble, Guinness, PepsiCo, HBO®, American Airlines and Federal Express. Lix spent some formative years in the US Navy where in addition to some early bootleg distilling, he was cross trained in nuclear physics and thermodynamics along with seawater/freshwater distillation. A college dropout, he hitchhiked across the country, fought forest fires in Alaska at the age of 17, and founded the first University sponsored Motorcycle Club in America. He has since obtained his Doctorate in Business Administration from Boston University.

Sue Stabe - Director (2023 – present)

Sue Stabe is the co-founder of Long & Short of It, a brand development and marketing strategy agency. Known for her energetic and inquisitive nature, Sue has over 20 years of experience driving business forward through brand development, strategic planning, product development, and market research across both for-profit and non-profit organizations. She has collaborated with notable clients such as Ideastream Public Media, University Hospitals, Tremco, Joann, and Sherwin Williams. Previously, she managed marketing research and strategic planning teams at KeyBank, American Greetings, and Adcom. Sue holds a BBA from Miami University, an MBA from Kent State

University, and is a graduate of the Goldman Sachs 10,000 Small Businesses Program. Additionally, she is an inaugural and active member of CLEO, a networking and professional development organization for women in business.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Chief Executive Officer, Board of Directors
Determination of the budget	Chief Executive Officer
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Shareholders

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in Ohio.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities, as of October 31, 2024:

Type of security	Preferred Shares
Amount outstanding	1,139,989
Voting Rights	Voting rights on major decisions
Anti-Dilution Rights	Preemptive rights, right of co-sale, right of first refusal
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion or exercise of preemptive rights during future financing

Type of security	Class A Shares
Amount outstanding	1,488,009
Voting Rights	Voting rights on major decisions
Anti-Dilution Rights	Preemptive rights, right of co-sale, right of first refusal
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion or exercise of preemptive rights during future financing

Type of security	Class B Shares
Amount outstanding	46,500
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	1,415,539 Class B Shares have been authorized for use as incentive options. 46,500 Class B Shares have been exercised. Vesting and exercising of options will dilute owners upon conversion.

Type of security	Class C Shares
Amount outstanding	166,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Class D Shares
Amount outstanding	268,605
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Class E Shares

Amount outstanding	189,061
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Class F Shares
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	1,347,398 have been authorized for issuance. Issuance will dilute owners' equity.

The Company had the following debt outstanding as of October 31, 2024:

Type of debt	Notes
Name of creditor	David A. Camiener
Amount outstanding	$12,672.84
Interest rate	4% interest annually on the 15th
Payment schedule	Annually on the 15th of December
Maturity date	December 2042

Type of debt	Convertible Notes
Name of creditor	Cara Zale LLC
Amount outstanding	$78,595.20
Interest rate	4%
Payment schedule	Monthly
Maturity date	January 2026

Type of debt	Convertible Notes
Name of creditor	Solon Spec LLC

Amount outstanding	$78,595.20
Interest rate	4%
Payment schedule	Monthly
Maturity date	January 2026

Type of debt	Notes
Name of creditor	Newtek
Amount outstanding	$488,498.34
Interest rate	3.0%
Payment schedule	Monthly
Maturity date	April 2034

Type of debt	Notes
Name of creditor	Newtek
Amount outstanding	$3,480,000
Interest rate	12.00%
Payment schedule	Monthly
Maturity date	March 2027

Type of debt	Notes
Name of creditor	Newtek
Amount outstanding	$2,601,317.97
Interest rate	12.00%
Payment schedule	Monthly
Maturity date	March 2027

Type of debt	Short Term Shareholder Note
Name of creditor	K.Cash

Amount outstanding	$100,000
Interest rate	7.35
Payment schedule	Monthly
Maturity date	January 2025

Type of debt	Short Term Shareholder Note
Name of creditor	T.Lix
Amount outstanding	$26,003
Interest rate	7.35
Payment schedule	Monthly
Maturity date	TBD

Type of debt	Short Term Shareholder Note
Name of creditor	D.Coffey
Amount outstanding	$25,000
Interest rate	7.35
Payment schedule	Monthly
Maturity date	January 2025

Type of debt	Equipment Financing
Name of creditor	Navitas
Amount outstanding	$1,001.64
Interest rate	0
Payment schedule	Monthly
Maturity date	Feb 2025

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$6,085.00
Interest rate	6.00%
Payment schedule	Monthly
Maturity date	June 2026

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$4,276.53
Interest rate	9.06%
Payment schedule	Monthly
Maturity date	February 2025

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$9,273.12
Interest rate	2.98%
Payment schedule	Monthly
Maturity date	March 2027

Type of debt	Grant
Name of creditor	Lorain County Community College
Amount outstanding	$33,500
Interest rate and payment schedule	0.00% interest
Payment schedule	Deferred
Maturity date	N/A

Type of debt	Loan
Name of creditor	Square
Amount outstanding	$17,800
Interest rate and payment schedule	20% of square sales
Payment schedule	Daily
Maturity date	TBA

WHISKEY BOND TABLE

Type of debt	Discount Bond
Name of creditor	Regulation CF
Amount Outstanding	$1,200,000
Interest rate	5%
Payment schedule	On maturity
Maturity date	March 15, 2027

The Company has not conducted any prior securities offerings in the past three years.

Ownership

A majority of the Company is owned by a few people and entities.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tom Lix	52.6%
Cara Zale LLC	27.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR. The financial statements are an important part of this Form C-AR, and are attached hereto as Exhibit A. These statements should be reviewed in their entirety in addition to the following information.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows as we are in the early stages of our long-term growth strategies intended to augment earnings and cash flows.

Liquidity and Capital Resources

Capital resources primarily reside in non-liquid assets including real estate and related improvements located at both 501 and 601 Stones Levee, Cleveland, OH 44113.

Capital Expenditures and Other Obligations

The Company has made a total of approximately $7,000,000 of capital expenditures, including real estate, during the last two years in order to expand and improve our manufacturing processes and production capacity.

The Company plans to make appropriate expenditures in the future consistent with planned growth and expansion.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has certain debt instruments with David A. Camiener (individual), Kevin Cash (Individual), Don Coffey (individual), Solon Spec LLC, and Cara Zale, LLC (as noted above). David Camiener, and certain managing partners of Solon Spec LLC and Cara Zale, LLC (David Camiener and Joseph Crocker, respectively) were former Board members of Cleveland Whiskey LLC. Kevin Cash and Don Coffey, respectively, are current board members of Cleveland Whiskey,

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past**.**

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DocuSigned by:
/s/ Tom Lix Tom Lix
488D91B917CA406...
(Signature)

Tom Lix
(Name)

CEO
(Title)

October 31, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Kevin Cash Kevin Cash
D03BABE9D1C8491...
(Signature)

Kevin Cash
(Name)

Director
(Title)

October 31, 2024
(Date)

/s/ Don Coffey

Signed by:

Don Coffey

654B9AADB7BD497...

(Signature)

Don Coffey

(Name)

Director

(Title)

October 31, 2024

(Date)

/s/ Laura Hudak

DocuSigned by:

Laura Hudak

38A6CA47082D4F0...

(Signature)

Laura Hudak

(Name)

Director

(Title)

October 31, 2024

(Date)

/s/ Sue Stabe

Signed by:

Sue Stabe

B99E830F75A64D3...

(Signature)

Sue Stabe

(Name)

Director

(Title)

October 31, 2024

(Date)

EXHIBITS

Exhibit A   P&L Statement

VISPIRI Inc d/b/a Cleveland Whiskey
Profit & Lost Statement
2022 YTD, 2023 YTD, 2024 YTD as of 10/31/2024

	2022	2023	2024
Income			
Total Income	$3,477,859.68	$2,626,801.65	$1,244,096.11
Cost of Goods Sold			
Total Cost of Goods Sold	$1,364,278.39	$1,700,252.29	$411,729.16
Gross Profit	$2,113,581.29	$926,549.36	$832,366.95
Expenses			
Total Expenses	$1,901,736.87	$2,002,594.62	$1,252,340.74
Net Operating Income	$211,844.42	($1,076,045.26)	($419,973.79)
Net Income	$211,844.42	($1,076,045.26)	($419,973.79)

Exhibit B   Balance Sheet

VISPIRI Inc d/b/a Cleveland Whiskey
Balance Sheet Summary
2022 YTD, 2023 YTD, 2024 YTD as of 10/31/2024

	2022	2023	2024
ASSETS			
Current Assets			
Bank Accounts	385,218.50	211,030.59	78,812.29
Accounts Receivable	425,896.57	294,640.52	72,218.11
Other Current Assets	739,621.14	2,851,941.18	3,376,344.84
Total Current Assets	$ 1,550,736.21	$ 3,357,612.29	$ 3,527,375.24
Fixed Assets	1,100,695.71	3,902,468.54	139,184.56
Other Assets	1,684,244.06	2,217,466.26	6,483,543.13
TOTAL ASSETS	$ 4,335,675.98	$ 9,477,547.09	$ 10,150,102.93
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	120,759.46	197,413.48	50,649.09
Credit Cards	7,908.26	9,810.02	4,188.76
Other Current Liabilities	874,256.58	959,305.85	58,302.17
Total Current Liabilities	$ 1,002,924.30	$ 1,166,529.35	$ 113,140.02
Long-Term Liabilities	2,125,114.38	8,179,425.70	6,926,752.50
Total Liabilities	$ 3,128,038.68	$ 9,345,955.05	$ 7,039,892.52
Equity	1,207,637.30	131,592.04	3,110,210.41
TOTAL LIABILITIES AND EQUITY	$ 4,335,675.98	$ 9,477,547.09	$ 10,150,102.93

Exhibit C   Statement of Cashflows

VISPIRI Inc d/b/a Cleveland Whiskey
Statement of Cash Flows
2022 YTD, 2023 YTD, 2024 YTD as of 10/31/2024

	2022	2023	2024
OPERATING ACTIVITIES			
Net cash provided by operating activities	119,443.18	(2,530,736.76)	(3,769,466.75)
INVESTING ACTIVITIES			
Net cash provided by investing activities	(1,193,221.73)	(3,697,762.47)	(6,467,087.23)
FINANCING ACTIVITIES			
Net cash provided by financing activities	140,574.80	6,054,311.32	10,085,377.20
Net cash increase for period	(933,203.75)	(174,187.91)	(151,176.78)
Cash at beginning of period	1,318,422.20	385,218.50	229,988.55
Cash at end of period	385,218.45	211,030.59	78,812.29

VISPIRI INC DBA CLEVELAND WHISKY
Financial Statements for the Years Ended December 31, 2023, and 2022
October 31, 2024

ORGANIZATION AND NATURE OF ACTIVITIES

Vispiri Inc DBA Cleveland Whiskey ("the Company") produces distilled spirits and ancillary products using a proprietary pressure aging process to dramatically accelerate maturation and flavor profiling. This process provides a significant competitive advantage by creating not only an innovation friendly, flexible and scalable "just-in-time" manufacturing environment, but a system which actually makes a better product.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain amounts previously reported have been reclassified to conform with current year's presentation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of items of the Company's production equipment and intangible assets are significant estimates used in the preparation of these financial statements. Additionally, the Company has not accrued a reserve for doubtful accounts receivable or inventory obsolescence. Management's experience in the distilled spirits industry leads the Company to believe that losses on accounts or due to obsolescence are rare.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory consists of the Company's products in various stages of readiness for bottling and sale, raw materials, and packaging and shipping materials. Inventories are valued at historical cost, including costs incurred to produce the Company's products.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. For the periods ended December 31, 2023, and 2022, prepaid expenses consisted primarily of insurance payments with a policy term ending subsequent to the end of the period.

Property, Plant and Equipment

The Company's property, plant and equipment consists primarily of production, testing and bottling equipment for distilling and packaging distilled spirits for sale by the Company's distributors.

Property, plant and equipment is stated net of accumulated depreciation. Depreciation on fixed assets is calculated based on management estimates of the useful lives of the assets.

Patents, Trademarks and Other Intellectual Property

Patents, trademarks and other intellectual property consist of amounts capitalized during development of the Company's products, processes, packaging and websites.

<u>Other Assets</u>

The Company owns, effective February 22, 2022, a 49% equity interest in Ella Spirits and Beverages Pvt. Ltd. Ella Spirits is a pre-revenue production, importer and blender of whiskey organized and registered in New Delhi, India. Cleveland Whiskey CEO, Tom Lix, serves as a Director and Chairman of Ella Spirits. Cleveland Whiskey has a supply agreement with Ella Spirits Pvt. Ltd...

<u>Other Current Liabilities</u>

Other current liabilities consist primarily of accrued commissions related to sales of the company's products by distributors in various states where the Company sells its product.

<u>Notes Payable and Long-Term Debt</u>

The Company has notes payable to various parties, the ("Notes"), including investors and board members, which contain conversion provisions obligating the Company to act subsequent to a liquidity event or failure to meet the terms of these Notes. Certain items of Company equipment have been pledged as collateral in order to secure the Notes.

The Company has a note payable to Solon Spec LLC, in the amount of $250,000. Any unpaid principal and accrued interest at maturity is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion. As of October 31, 2024, the outstanding principal amount was $78,595.20.

The Company has a note payable to Cara Zale LLC, in the amount of $250,000. Any unpaid principal and accrued interest at maturity is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion. As of October 31, 2024, the outstanding principal amount was $78,595.20.

The Company has a note payable to Kevin Cash, effective September 1, 2024, in the amount of $100,000. Principal and accrued interest at 7.35% is payable in full at Maturity, January 31, 2025.

The Company has a note payable to Don Coffey, effective October 1,2024, in the amount of $25,000. Principal and accrued interest at 7.35% is payable in full at Maturity, January 31, 2025,

The Company has a note payable to Flats South Cleveland LLC, effective October 17, 2024.in the amount of $12,275.42. The entire principal sum of the note is to be paid in two installments, with the full amount due on December 31, 2024.

<u>Equity Capital</u>

The Company has the following classes of equity outstanding:

• Class A Shares (common voting membership shares primarily issued to founding members as performance-based equity. There are 1,488,009 Class A Shares authorized and issued.

• Class B Shares are non-voting shares issued under the Cleveland Whiskey Options plan. A total of 1,415,539 Class B Shares have been authorized for use as incentive options. A total of 46,500 options have been exercised.

• Class C Shares are non-voting shares, with 166,000 authorized and issued.

• Class D Shares are non-voting shares, with 268,605 authorized and issued.

- Class E Shares are non-voting shares, with 189,061 authorized and issued.

- Class F Shares are non-voting, with 1,347,398 authorized.

- Preferred Units are voting membership units issued to early outside investors and total 1,139,989 issued and outstanding.

<u>Additional Paid in Capital</u>

During 2023 and 2022, the Company incurred expense related to the acquisition of capital, that were deducted from additional paid in capital.

<u>Income</u>

The Company derives income from the production and sale of various whiskeys, including bourbon and rye under the Cleveland Whiskey and other branded labels. Additionally, the Company derives income from on-site distillery tours and events, and the sale of branded merchandise.

<u>Leases and Rent</u>

During the reporting periods, the Company leased its production, testing and headquarters facility located in Cleveland, Ohio. In March of 2023, the company purchased new facilities and completed the transfer of operations on June 30, 2024.

<u>Facilities Expense</u>

Facilities expense consists of utilities, repairs, maintenance and other items related to the Company's production facility other than rent.

<u>Federal Income Taxes</u>

The Company generated a net tax basis operating loss during 2023. As a C Corporation, gains and losses of the company will be assessed and recorded at the company level.

CONCENTRATIONS

The Company produces a limited product line for which distribution is currently possible only to certain geographical regions. As a result, the Company may be vulnerable to adverse operational or regulatory events relating to the sale or distribution of distilled spirits in these regions, in any one state or locality in that region, or through one or more of the Company's distributors in these regions.

The Company may maintain cash balances at times that exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits. Cash balances in demand deposit accounts are insured by the FDIC up to $250,000.

GOVERNMENT PAYMENTS

At the period end, the Company owed no amounts with respect to government payments other than the federal or state taxes related to the production and sale of distilled spirits and amounts due to the City of Cleveland and Cuyahoga County under the loan agreements.

SUBSEQUENT EVENTS

- On March 23, 2023, the Company purchased real-estate assets for the purpose of relocation and capacity expansion.   On July 8, 2024, by unanimous written consent of the Board of Directors, 2,139,989, non-voting Class F Shares were authorized. As part of the same Board of Directors action, and in order to increase the Cleveland Whiskey Options Pool, 990,037 additional Class B Shares were authorized. A total of 1,415,539 Class B Shares have been authorized, of which 322,400 have been issued, and 46,500 have been exercised.

- Board action on September 9, 2024, authorized the granting of additional options on Class B shares in the amounts of 879,999 options to Tom Lix, CEO and 60,146 options to Kevin Cash, Chairman.

****



Certificate Of Completion

Envelope Id: C542BC8B-CE07-4FCD-89EC-A3175B72DF1C   Status: Completed
Subject: Complete with Docusign: 2024 VISPIRI FORM CAR 10.31.24 v1.1.docx
Source Envelope:
Document Pages: 28   Signatures: 5   Envelope Originator:
Certificate Pages: 5   Initials: 0   Elizabeth Bonkowski
AutoNav: Enabled   127 Public Square
EnvelopeId Stamping: Enabled   Suite 4900
Time Zone: (UTC-05:00) Indiana (East)   Cleveland, OH 44114
                                                                        ebonkowski@beneschlaw.com
                                                                        IP Address: 174.100.23.58

Record Tracking

Status: Original   Holder: Elizabeth Bonkowski   Location: DocuSign
          12/20/2024 3:25:09 PM   ebonkowski@beneschlaw.com

Signer Events	Signature	Timestamp
Tom Lix tlix@clevelandwhiskey.com President and Managing Member Security Level: Email, Account Authentication (None)	DocuSigned by: Tom Lix 488D91B917CA406... Signature Adoption: Pre-selected Style Using IP Address: 173.197.237.2	Sent: 12/20/2024 3:49:26 PM Viewed: 12/20/2024 4:24:04 PM Signed: 12/20/2024 4:24:42 PM

Electronic Record and Signature Disclosure:
   Accepted: 12/20/2024 4:24:04 PM
   ID: c5835eb9-795c-42ca-bd7c-7578a0b7271c		

Kevin Cash KCash@beneschlaw.com Chief Financial Officer Benesch Security Level: Email, Account Authentication (None)	DocuSigned by: kevin Cash D03BABE9D1C8491... Signature Adoption: Pre-selected Style Using IP Address: 134.238.171.140	Sent: 12/20/2024 4:24:44 PM Viewed: 12/20/2024 4:34:10 PM Signed: 12/20/2024 4:34:18 PM
Electronic Record and Signature Disclosure: Not Offered via DocuSign		
Don Coffey dcoffey@clevelandwhiskey.com Security Level: Email, Account Authentication (None)	Signed by: Don Coffey 654B9AADB7BD497... Signature Adoption: Pre-selected Style Using IP Address: 35.145.185.73	Sent: 12/20/2024 4:34:21 PM Viewed: 12/20/2024 5:25:24 PM Signed: 12/21/2024 3:24:49 PM

Electronic Record and Signature Disclosure:
   Accepted: 12/20/2024 5:25:24 PM
   ID: cc721818-a462-4a39-8e5c-99f0bcba5b48		

Sue Stabe skstabe@gmail.com Security Level: Email, Account Authentication (None)	Signed by: Sue Stabe B99E830F75A64D3... Signature Adoption: Pre-selected Style Using IP Address: 76.189.185.36	Sent: 12/21/2024 3:24:51 PM Viewed: 12/21/2024 3:28:42 PM Signed: 12/21/2024 3:29:17 PM

Electronic Record and Signature Disclosure:
   Accepted: 12/21/2024 3:28:42 PM
   ID: dd3c4c31-a063-4ef1-89ec-fba1d6e039b3		

Signer Events	Signature	Timestamp
Laura Hudak lkhudak@teamneo.org Security Level: Email, Account Authentication (None)	*DocuSigned by:* *Laura Hudak* 38A6CA47082D4F0... Signature Adoption: Pre-selected Style Using IP Address: 104.230.48.173	Sent: 12/21/2024 3:29:20 PM Viewed: 12/23/2024 3:44:25 PM Signed: 12/23/2024 3:53:05 PM

Electronic Record and Signature Disclosure:
   Accepted: 12/23/2024 3:44:25 PM
   ID: dc17d283-0d36-4c21-8b88-d8d0bf82b540

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	12/20/2024 3:49:26 PM
Certified Delivered	Security Checked	12/23/2024 3:44:25 PM
Signing Complete	Security Checked	12/23/2024 3:53:05 PM
Completed	Security Checked	12/23/2024 3:53:05 PM

Payment Events	Status	Timestamps

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